UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Food Technology Service, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

344798202
(CUSIP Number)

FRANK KAVANAUGH
FORT ASHFORD HOLDINGS, LLC
120 Vantis Drive, Suite 300
Aliso Viejo, CA 92656
(949) 333-3133

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 344798202

1	NAME OF REPORTING PERSON FORT ASHFORD HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 841,845*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 841,845
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14	TYPE OF REPORTING PERSON OO

*	Includes 122,746 Shares which may be deemed to be “control shares” pursuant to Section 607.0902 of the Florida Business Corporation Act (the “FBCA”).

CUSIP NO. 344798202

1	NAME OF REPORTING PERSON FRANK KAVANAUGH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 841,845*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 841,845
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14	TYPE OF REPORTING PERSON IN

*	Includes 122,746 Shares which may be deemed to be “control shares” pursuant to Section 607.0902 of the FBCA.

CUSIP NO. 344798202

1	NAME OF REPORTING PERSON GORDON MCGILTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 841,845*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 841,845
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14	TYPE OF REPORTING PERSON IN

*	Includes 122,746 Shares which may be deemed to be “control shares” pursuant to Section 607.0902 of the FBCA.

CUSIP NO. 344798202

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 5, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sterigenics U.S., LLC (“Parent”) and Sterigenics Florida Acquisition Corp., a wholly-owned subsidiary of Parent (“Merger Sub”).  Upon the terms and subject to the conditions set forth in the Merger Agreement, the Issuer will become a wholly-owned subsidiary of Parent through a merger of Merger Sub with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”).

In connection with the Merger, Fort Ashford entered into a stockholder agreement with Parent and Merger Sub, dated as of the date of the Merger Agreement (the “Stockholder Agreement”).  Richard G. Hunter, Ph.D, President and CEO of the Issuer, is also a party to the Stockholder Agreement.  The following description of the Stockholder Agreement is qualified in its entirety by reference to the full text of the form of the Stockholder Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the Stockholder Agreement, Fort Ashford agreed, among other things, to vote at the Issuer’s stockholders meeting the Shares as to which Fort Ashford has exercisable voting power in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

The Stockholder Agreement will terminate upon the earlier of (a) the effective time of the Merger and (b) the date of termination of the Merger Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 5, 2013, Fort Ashford entered into a Stockholder Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Stockholder Agreement entered into as of December 5, 2013, by and among Fort Ashford Holdings, LLC, Richard G. Hunter, Sterigenics U.S., LLC and Sterigenics Florida Acquisition Corp.

CUSIP NO. 344798202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2013

FORT ASHFORD HOLDINGS, LLC

By:	/s/ Frank Kavanaugh
	Name:	Frank Kavanaugh
	Title:	Managing Director

/s/ Frank Kavanaugh
FRANK KAVANAUGH
Individually and as attorney-in-fact for Gordon McGilton